EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of our subsidiaries as of December 31, 2007:

1.	Ambassadors Specialty Group, Inc.
2.	Ambassador Programs, Inc.
3.	Ambassadors Unlimited, LLC.

The following is a list of Ambassador Programs, Inc.’s subsidiaries as of December 31, 2007:
1.	Marketing Production Systems, LLC.